HMN Financial, Inc.
1016 Civic Center Drive Northwest
PO Box 6057
Rochester, Minnesota 55901
March 25, 2009
VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Fax: (703) 813-6983

Attention:	Eric Envall Staff Attorney

Re:	HMN Financial, Inc. Registration Statement on Form S-3 (File No. 333-156883)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, HMN Financial, Inc. (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated and that such Registration Statement be permitted to become effective at 4:00 p.m. Eastern Time on March 27, 2009, or as soon thereafter as possible.
     In connection with this request, the Company hereby acknowledges that:
•	should the United States Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/ Jon Eberle
Jon Eberle
Senior Vice President, Chief Financial Officer
and Treasurer

cc:	David Miller Gordon Weber